UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MagnaChip Semiconductor Corporation

(Name of Issuer)

common stock

(Title of Class of Securities)

55933J203

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 55933J203

1.	Names of Reporting Persons. The Cypress Funds LLC * See Item 4 for shares of the Issuer’s common stock beneficially owned by other reporting persons.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) _____

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,161,111
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,161,111

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,161,111

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)

______

11. Percent of Class Represented by Amount in Row (9) 6.25%

12. Type of Reporting Person (See Instructions) OO, IA

CUSIPNo. 55933J203

Item 1.

(a)	Name of Issuer MagnaChip Semiconductor Corporation

(b)	Address of Issuer’s Principal Executive Offices c/o MagnaChip Semiconductor S.A., 1, Allée Scheffer, L-2520, Luxembourg, Grand Duchy of Luxembourg

Item 2.

(a)	The names of the persons filing this statement are: The Cypress Funds LLC (“Cypress”)

(b)	The principal business office of the Filer is located at: 865 Figueroa Street, Suite 700, Los Angeles, CA 90017.

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the “Stock”).

(e)	The CUSIP number of the Issuer is: 55933J203

CUSIPNo. 55933J203

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [     ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [     ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [     ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [     ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [     ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [     ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [     ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [     ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [     ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ___________________________________________________________________

Item 4. Ownership.

The Stock reported as beneficially owned by Cypress on its cover page includes the shares of Stock also beneficially owned by the Cypress affiliates listed below (the “Cypress Affiliates”). Cypress is filing this Schedule 13G on behalf of itself and the Cypress Affiliates.

1.	The Cypress Partners Master Fund L.P. (“Master Fund”)
(a)	Amount of stock beneficially owned: 2,161,111
(b)	Percent of class: 6.25
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,161,111
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 2,161,111

CUSIPNo. 55933J203

2.	Robert A. Day
(a)	Amount of stock beneficially owned: 2,161,111
(b)	Percent of class: 6.25
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,161,111
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 2,161,111

3.	Michael Wang
(a)	Amount of stock beneficially owned: 2,161,111
(b)	Percent of class: 6.25
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 2,161,111
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 2,161,111

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Master Fund holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Cypress is the general partner and investment adviser of the Master Fund. Mr. Day and Mr. Wang are the control persons of Cypress and Mr. Wang is the Master Fund’s portfolio manager. As such, Mr. Day and Mr. Wang may be deemed to beneficially own the Stock. Cypress and the Cypress Affiliates are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each of them also disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Master Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIPNo. 55933J203

Item 10. Certification of Cypress, Mr. Day and Mr. Wang:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of the Master Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2016

The Cypress Funds LLC By: /s/ Robert Miller Robert Miller, Chief Operating Officer

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